ATCO
GROUP

Corporate Office


06011773

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: Jodene.dutnall@atco.com

March 07, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 17 2006
WASH. D.C.
203
SECTION

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed March 07, 2006 for symbol ACO.NV.X
- Corporation's Form 1, filed March 07, 2006 for symbol ACO.Y
- Corporation's Form 1, filed March 07, 2006 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.NV.X
Reporting Period:	02/01/2006 - 02/28/2006

Summary

Issued & Outstanding Opening Balance :	53,039,346	As at :	02/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	53,039,346		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	03/07/2006 12:59:56
Last Updated:	03/07/2006 12:58:28

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	02/01/2006 - 02/28/2006

Summary

Issued & Outstanding Opening Balance :	6,960,018	As at :	02/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,960,018		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	03/07/2006 13:02:12
Last Updated:	03/07/2006 13:01:51

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	02/01/2006 - 02/28/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	02/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	03/07/2006 13:03:37
Last Updated:	03/07/2006 13:03:28